Exhibit 99.4

 Corporate Presentation  GH Research PLC (NASDAQ: GHRS)  GH Research  2022© GH Research PLC  10  November 2022

 Disclaimer Regarding Forward-Looking Statements  2022© GH Research PLC  10  This presentation has been prepared by GH Research PLC (“GH Research”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or GH Research or any director, employee, agent, or adviser of GH Research. This presentation does not purport to be all-inclusive or to contain all of the information you may desire.  This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  This presentation contains forward-looking statements, all of which are qualified in their entirety by this cautionary statement. Many of the forward-looking statements contained herein can be identified by the use of forward-looking words such as “may”, “anticipate”, “believe”, “could’, “expect”, “should”, “plan”, “intend”, “estimate”, “will”, “potential” and “ongoing”, among others, although not all forward-looking statements contain these identifying words.  Any statements contained herein that do not describe historical facts are forward-looking statements that are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcomes, timing and performance to differ materially from those expressed or implied by such statements. These factors, risks and uncertainties include,  but are not limited to: the costs and uncertainties associated with GH Research’s research and development efforts; the inherent uncertainties associated with the conduct, timing and results of nonclinical and clinical studies of GH Research’s product candidates; GH Research’s ability to obtain, maintain, enforce and defend issued patents; the adequacy of GH Research’s capital resources, the availability of additional funding and GH Research’s cash runway; and other factors, risks and  uncertainties described in GH Research’s filings with the U.S. Securities and Exchange Commission.  Except as otherwise noted, these forward-looking statements speak only as of the date of this presentation, and GH Research undertakes no obligation to update or revise any of such statements to reflect events or circumstances occurring after this presentation. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond GH Research’s control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in any such forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. GH Research cautions you not to place undue reliance on the forward-looking statements contained in this presentation.

 Seeking  Ultra-Rapid, Durable Remissions in Depression  2022© GH Research PLC  10

Pipeline

Stage of Development

PROGRAMS	INDICATION	PRECLINICAL	PHASE 1	PHASE 2a	PHASE 2b	PHASE 3	CURRENT STATUS
GH001 *5-MeO-DMT for inhalation administration*	**Treatment-Resistant Depression (TRD)**						Phase 2b CTAs submitted (GH001-TRD-201)
	Bipolar II Disorder* (BDII)						Phase 2a POC trial initiated (GH001-BD-202)
	Postpartum Depression (PPD)						Phase 2a POC trial initiated (GH001-PPD-203)
GH002 *5-MeO-DMT for injection administration*	**Psychiatric or Neurological Disorder**						Phase 1 in HVs CTA submitted (GH002-HV-105)
GH003 *5-MeO-DMT for intranasal administration*	**Psychiatric or Neurological Disorder**						Pre-clinical development ongoing

Complete Ongoing

*Bipolar II disorder with a current major depressive episode; 5-MeO-DMT, 5-Methoxy-N,N-Dimethyltryptamine; CTA, Clinical Trial Application; POC, Proof-of-Concept; HV, Healthy Volunteer

2022© GH Research PLC

4

 100%  90%  80%  70%  60%  50%  40%  30%  20%  10%  0%  0  2  4  6  8  10  12  14  Cumulative Remission Rate (% Patients)  Week  37%  31%  14%  13%  56%  62%  67%  100%  90%  80%  70%  60%  50%  40%  30%  20%  10%  0%  100%  90%  80%  70%  60%  50%  40%  30%  20%  10%  0%  1  Cumulative Remission Rate (%) (line)  Remission Rates (%) (bar)  ~33% no remission despite 4 treatment steps  Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006  Average time to remission is ~6 weeks  Established Therapies are Slow-Acting  (STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)  The Problem for Patients with Depression  ... Remission Rates in TRD < 15%  (STAR*D study, Remission Rates Treatment Steps 1 to 4)  2 3 4  Treatment Step  2 or more prior therapies = TRD  2022© GH Research PLC  10

GH Research

Large and Open Depression Market in the EU and US

First Line MDD

- Diagnosed: **~48M**
  - Treated (pharmacotherapy ± psychotherapy): **~24M**

Second Line MDD

- Non-response to first line: **~13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*

MDD, Major Depressive Disorder

2022© GH Research PLC

6

 5-MeO-DMT (5-Methoxy-N,N-Dimethyltryptamine)  Naturally-occurring psychoactive substance from tryptamine class  Highly potent agonist on 5-HT1A and 5-HT2A receptors  Psychoactive effects with ultra-rapid onset (within seconds) and short duration (5 to 30 min)  High propensity to induce peak experiences (PE), which may be a surrogate marker for therapeutic effects  GH001 (5-MeO-DMT administration via a proprietary inhalation approach)  Intraday individualized dosing regimen for maximization of ultra-rapid remissions  Single visit initial treatment, with no structured psychotherapy  Potential for convenient and infrequent retreatment  5-MeO-DMT and GH001  5-MeO-DMT  Foundational IP  2022© GH Research PLC  10

 GH001 Single Dose:  GH001 Individualized Dosing Regimen (IDR): More Chances for Remission  MADRS score  MADRS score  MADRS score  MADRS score  Dose 1  Dose 1  Dose 1  No remission  Remission  Remission  Remission  Remission  Hypothetical Patient 1  Hypothetical Patient 2  Hypothetical Patient 3  Hypothetical Patient 1  Hypothetical Patient 2  Dose 2  No remission  Dose 2  No remission  Dose 3  No remission  Dose 1  GH001 – Individualized Dosing Regimen (IDR)  Designed to Achieve Ultra-Rapid and Durable Remissions  MADRS score  Dose 1  2022© GH Research PLC  10

 Phase 1 Trial in Healthy Volunteers GH001-HV-101  2022© GH Research PLC  10  (Completed)  Clinicaltrials.gov ID NCT04640831

GH Research

Design of Phase 1 Trial in Healthy Volunteers (GH001-HV-101)

Part A (Single Dose)

HV (n=18)

- GH001 **2 mg** (n=4)
- GH001 **6 mg** (n=6)
- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

Part B (IDR)

HV (n=4)

GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, 3h interval)

Primary Endpoint:
- Safety until day 7
- Peak Experience Scale (PE Scale)[1]

	GH001 Administration	Day 1	Day 7
Key Assessments	Safety PE Scale Cognitive function	Safety	Safety Cognitive function

PE, Peak Experience
IDR, Individualized Dosing Regimen

[1] The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions: 1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?

2022© GH Research PLC
10

 Study Safety Group review  No SAEs  All ADRs mild, except two moderate (*)  All ADRs resolved spontaneously  Inhalation well-tolerated  No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001  No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function  2022© GH Research PLC  11  ADRs  Part A (Single Dose)  Part B (IDR)  2 mg (N=4)  6 mg (N=6)  12 mg (N=4)  18 mg (N=4)  IDR1 (N=4)  MedDRA Preferred Term  n  n  n  n  n  Abnormal dreams  1  Anxiety  1  1  Clumsiness  1  Confusional state  1  Euphoric mood  1  Fatigue  1  1*  Feeling hot  1  Flashback  1  Hallucination  1  Head discomfort  1  Headache  2  1  1  Heart rate increased  1*  Hyperacusis  1  Insomnia  1  Mental fatigue  1  Nausea  2  1  1  2  Vision blurred  1  Part A (Single Dose) and Part B (IDR) – Safety  Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing IDR, Individualized Dosing Regimen  16 mg (N=1); 6-12 mg (N=2); 6-12-18 mg (N=1)

 70  60  50  40  30  20  10  0  100  90  80  2 mg  6 mg  P4 P1 P2 P3 P9 P8 P10 P7 P5 P6 P13 P11 P14 P12 P15 P18 P17 P16  12 mg 18 mg  Average for  dose group  2022© GH Research PLC  11  PE Scale  PE  Threshold  Part A – Peak Experience (PE) Dose-Effects and Inter-Person Variability  PE, Peak Experience

 70  60  50  40  30  20  10  0  100  90  80  6 mg  6 mg  12 mg  6 mg  12 mg  6 mg  12 mg  18 mg  P21  P19  P22  P20  PE Scale  PE  Threshold  2022© GH Research PLC  11  Part B – Peak Experience (PE)  Effect of Intraday Individualized Dosing Regimen  PE, Peak Experience

 Phase 1/2 Trial in Treatment-Resistant Depression  GH001-TRD-102  2022© GH Research PLC  11  (Completed)  Clinicaltrials.gov ID NCT04698603

GH Research

Design of Phase 1/2 Trial in TRD (GH001-TRD-102)

Phase 1 (Single Dose)

TRD[1] (n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7

Phase 2 (IDR)

TRD[1] (n=8)

GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses, 3h interval)

Primary Endpoint:
- MADRS remission day 7 (MADRS≤10)

	GH001 Administration	Day 1	Day 7
Key Assessments	MADRS 2-hrs PE Scale Safety	MADRS 1-day Cognitive function Safety	MADRS 7-day Cognitive function Safety

PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale
IDR, Individualized Dosing Regimen

[1]Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy

2022© GH Research PLC
15

Phase 1 (Single Dose) and Phase 2 (IDR) – Safety

Study Safety Group review

- **No SAEs**
- **All ADRs mild, except three moderate***
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically significant changes in safety laboratory analyses, psychiatric safety assessments or measures of cognitive function
- No safety signal relating to suicidal ideation or suicidal behavior, based on C-SSRS and MADRS subscore item "suicidal thoughts"

ADRs	Phase 1 (Single Dose)		Phase 2 (IDR)
	12 mg (N=4)	18 mg (N=4)	IDR[1] (N=8)
MedDRA Preferred Term	n	n	n
Abdominal discomfort			1
Anxiety			2
Depressive symptom			1*
Dizziness	1		
Feeling abnormal	1	1	
Flashback	1	1	2
Headache	2	1	3
Muscle discomfort			1
Muscle spasms		1	
Nausea			2*
Paresthesia			1
Sensory disturbance			3

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale

[1] 6-12 mg (N=6); 6-12-18 mg (N=2)

2022© GH Research PLC 16

 MADRS Remission / Response / Improvement Rate Day 7  Phase 1 (Single Dose) – Efficacy (MADRS)  17  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS.  2022© GH Research PLC  2 of 4 (50%) in the 12 mg group and1 of 4 (25%) in the 18 mg group had a MADRS remission at day 7  2 of 8 patients had a PE and both had a MADRS remission at day 7

 Phase 2 (IDR) – Efficacy (MADRS)  18  2022© GH Research PLC  MADRS Remission / Response / Improvement Rate Day 7  Primary endpoint met: 7 of 8 patients (87.5%) had a MADRS remission at day 7, p<0.0001  7 of 8 patients had a PE and 6 of those had a MADRS remission at day 7  PE, Peak Experience; MADRS, Montgomery–Åsberg Depression Rating ScaleMADRS remission = MADRS of ≤10; MADRS response = Reduction of ≥50% from baseline in MADRS; MADRS any improvement = any reduction from baseline in MADRS..

 -19.3  -27.1  -24.4  -30  -25  -15  -10  -5  0  MADRS Mean Change From Baseline  Mean (n=8)  Phase 2 (IDR) – Efficacy (MADRS Change from Baseline)  GH001  2022© GH Research PLC  19  p=0.0018  -20  p<0.0001  p<0.0001  Primary endpoint met:  7 of 8 patients (87.5%) had a  MADRS remission at day 7, p<0.0001  7 of 7 remissions from day 1 and 4 of 7 remissions from 2 hours  1Baseline mean MADRS=32

 MADRS and PE – Observed Improved Outcome in Phase 2 (IDR) vs Phase 1 (Single Dose)  2022© GH Research PLC  19  Phase 2 (IDR)  Phase 1 (Single Dose) 12 mg  Phase 1 (Single Dose) 18 mg  MADRS Remission Rate Day 7  87.5% (7 of 8)  50% (2 of 4)  25% (1 of 4)  Mean MADRS Change Day 7  -24.4 (-76%)  -21.0 (-65%)  -12.5 (-40%)  Rate of PE  87.5% (7 of 8)  50% (2 of 4)  0% (0 of 4)  Mean PE Score  90.4 (at final dose)  58.2  59.1  PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale IDR, Individualized Dosing Regimen

 Phase 1 Clinical Pharmacology Trial in Healthy Volunteers  GH001-HV-103  2022© GH Research PLC  19  (Completed)

Design of Phase 1 Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)

GH Research

Single-Dose Part

HV (n=30)

- GH001 **6 mg** (n=8+2 placebo)
- GH001 **12 mg** (n=8+2 placebo)
- GH001 **18 mg** (n=8+2 placebo)

IDR Part

HV (n=16)

- GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, **1h interval**, n=8)
- GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, **2h interval**, n=8)

Primary Endpoint:

- Pharmacokinetic profile of 5-MeO-DMT and bufotenine

	GH001 Administration	Day 7	Day 30
Key Assessments	Safety Pharmacokinetics PE Scale Cognitive function	Safety Cognitive function	Safety

PE, Peak Experience
IDR, Individualized Dosing Regimen

2022© GH Research PLC

22

GH Research

Single Dose and IDR – Safety and Further Results

Safety Review

- **No SAEs**
- **All ADRs mild**
- **All ADRs resolved spontaneously**
- **Inhalation well-tolerated**
- No noteworthy changes in vital parameters, except for temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001
- No clinically relevant changes in ECG, safety laboratory analyses, peak flow, cognitive function, psychiatric safety assessments, including the C-SSRS

Further Results

- Pharmacokinetic analyses and psychoactive effect assessments (PE Scale) support that an interval down to 1 hour between individual doses of the IDR is feasible for future clinical trials

ADRs	Single-dose				IDR	
	6 mg (N=8)	12 mg (N=8)	18 mg (N=8)	Placebo (N=6)	1h interval (N=8)[1]	2h interval (N=8)[2]
MedDRA Preferred Term	n	n	n	n	N	n
Abnormal dreams						1
Chest discomfort		1				
Crying			2		2	
Dizziness			1			
Dry mouth	1					
Dyskinesia			1			
Fatigue		1			2	1
Headache	3		1		1	1
Hypoesthesia oral		1				
Paresthesia oral						1
Retching			1			
Somnolence		1				
Tachycardia			2			
Tension						1
Tremor			1			

Adverse Drug Reaction, or ADR, an adverse event with a relationship code to the investigational product of definite, probable, or possible, or where code is missing
IDR, Individualized Dosing Regimen; C-SSRS, Columbia-Suicide Severity Rating Scale; PE, Peak Experience

[1] 6 mg (N=1), 6-12 mg (N=3); 6-12-18 mg (N=4)
[2] 6-12 mg (N=3); 6-12-18 mg (N=5)

2022© GH Research PLC

23

Three-Layer Protection Strategy

LAYER 1: REGULATORY EXCLUSIVITY

FDA:	5 years	(+2.5 years paragraph IV stay)
EMA:	10 years	(+1 year for new indication)

LAYER 2: PATENTS

Several patent applications filed:

- Novel aerosol compositions of matter of 5-MeO-DMT
- Novel manufacturing methods and novel salt forms of 5-MeO-DMT
- Novel uses of 5-MeO-DMT in various disorders (including inhaled, nasal, buccal, sublingual, i.v., i.m., s.c. routes)

LAYER 3: TECHNICAL

Complex bioequivalence for systemically-acting inhalation/intranasal products with high intra- and inter-subject variability

2022© GH Research PLC

24

Board of Directors & Management  25  Florian Schönharting  Michael Forer  MSc Chairman of the Board, Co-founder  BA, LLB Vice-Chairman of the Board  2022© GH Research PLC  Dermot Hanley  Duncan Moore  BSC, MBA Board Member  MPhil, PhD Board Member  Theis Terwey  PD Dr. med. CEO, Co-founder  Julie Ryan  ACA, MAcc, BComm VP, Finance  Magnus Halle  BSc Managing Director, Ireland, Co-founder

 Scientific Advisors  26  Michael Thase  M.D. Professor of Psychiatry, Perelman School of Medicine University of Pennsylvania  Madhukar Trivedi  M.D. Professor of Psychiatry, UT Southwestern Medical Center  Mark Zimmerman  M.D. Professor of Psychiatry and Human Behavior, Brown University  Eduard Vieta  Prof. Dr. Head, Psychiatry Unit, Hospital Clínic de Barcelona  Michael Bauer  Prof. Dr. rer. nat. Dr. med. Chair, Department of Psychiatry and Psychotherapy, Technische Universität Dresden  Malek Bajbouj  Prof. Dr. med. Head, Center for Affective Neuroscience, Charité, Berlin  Johannes Ramaekers  Prof. Dr. Professor, Faculty of Psychology and Neuroscience of Maastricht University  2022© GH Research PLC

 Anticipated Milestones and Financial Overview  2022© GH Research PLC  23  GH001  Initiate multi-center, randomized, controlled Phase 2b trial in TRD in 1Q 2023  Submit U.S. IND for GH001 in TRD in 1Q 2023  Complete proof-of-concept Phase 2a trials in BDII and in PPD by the end of 2023  GH002  Initiate Phase 1 clinical pharmacology trial in healthy volunteers in 4Q 2022  GH003  Complete preclinical development  Financial Overview  Cash was $256.9 million as of September 30, 2022  We believe existing cash will be sufficient to fund operating expenses and capital expenditure requirements into 2025

 Seeking  Ultra-Rapid, Durable Remissions in Depression  2022© GH Research PLC  23